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                                               Filed by autobytel.com inc.
                                               Pursuant to Rule 425
                                               under the Securities
                                               Act of 1933 and deemed
                                               filed pursuant to Rule
                                               14a-12 of the
                                               Securities Exchange
                                               Act of 1934

                                               Subject Company:Autoweb.com, Inc.
                                               Commission File No. 000-25577


OPERATOR: Good day ladies and gentlemen, and welcome to the Autobytel.com conference call. At this time, all participants are in listen-only mode. Later, we will conduct a question and answer session and instructions will follow at that time. If anyone should require assistance during the conference, please press star, then zero on your touch tone telephone. If anyone should disconnect and need to rejoin, please dial 800 949 5458.

As a reminder, this conference is being recorded.

Now, I would like to introduce your host for today's conference, Melanie Webber of Autobytel.com. Ms. Webber, you may begin your conference.

MW: Thank you. Good afternoon and thank you for joining us today to discuss Autobytel.com's earnings for the first quarter ended March 31st, 2001. By now, you should have all received a copy of today's press release. If you haven't received the press release, please contact Crystal Nguyen of Autobytel.com at 949.862.1355, and we will e-mail you right away.

With us today from Autobytel.com, we have Mark Lorimer, President and Chief Executive Officer, as well as Amit Kothari, Vice President, Corporate Controller. Also with us this afternoon is Hoshi Printer our CFO who re-joined the company last week.

Amit Kothari will begin the call by providing the financials for the quarter, followed by Mark Lorimer who will overview the business. After that we will be ready to answer any questions you may have.

Today's conference call, including the question and answer period or projections or other forward-looking statements regarding future events and the future financial performance of the company are covered by the Safe Harbor Statement contained in today's press release.

We would like to caution you that actual events or results may differ materially from those forward looking statements. We refer you to documents the company has filed with the SEC, specifically Form 10-K for the year ended December 31, 2000 and quarterly reports on Form 10-Q. These documents identify the principal factors that could cause results to differ materially from those forward looking statements.



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And now, at this time, I would like to turn the call over to Amit

KOTHARI:  Thank you Melanie.

Our revenue for the quarter was $16.7 million, a 10 percent increase over the first quarter of last year, and a 1 percent sequential decline from the fourth quarter revenue of $16.8 million. I'll break down the revenues for you. Program fees were $12.9 million, a decline from the $13.8 million in program fees in the fourth quarter of 2000. This resulted from a sequential decline in the number of paying dealers, from 5,037 to 4,706, or 7 percent, and a slight reduction in the average fee per dealer, from $904 to $880, or 3 percent.

Revenue from related products and services increased to $2.5 million in the first quarter of 2001, from $1.9 million in the fourth quarter of 2000. In most categories of related services, revenue actually declined, including financing, insurance, advertising and database sales. The shortfall in these categories was offset by higher revenue for web hosting and by the recognition of $1.4 million in consulting revenue. International revenue increased to $1.3 million, from $1.1 million in the fourth quarter.

In response to the overall market environment, we significantly reduced the operating expenses, from $23.5 million in the fourth quarter to $21.9 million in the first quarter. The $21.9 million includes a charge of $1 million taken for restructuring efforts of our automotive operations group. We have reduced costs across the board. We reduced Sales and Marketing expense by 10 percent; product and technology development by 17 percent; and G&A by 6 percent.

As a result of our marketing cost reduction efforts, our aggregated cost per purchase request dropped by 27% from the fourth quarter to the first quarter. Aggregated cost per purchase request is a function of traditional and TV and publication spending, internet advertising expenses and marketing and advertising salaries and overhead.

Our loss in the quarter was $4.1 million, or $0.20 per share. We cut our net loss by 50% versus $8.1 million in the first quarter in the prior year. For three quarters in a row, we have reduced our net loss from operations. This quarter it is $5.3 million versus $6.7 million in the fourth quarter of 2000.

Turning to our balance sheet - our cash position remains very strong. As of March 31, we had $75.1 million in cash and cash equivalents. That includes $34.6 million reserved for use by Autobytel Europe. We used $8.6 million in operations, and received a net $1.7 million from investments related to international operations, which resulted in a net cash usage of $6.9 million. Our accounts receivable increased to $7.4 million, from $6.6 million at the end of Q4, and our DSO's increased during that time from 35 days to 37 days. We expect DSO to remain in that range.


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Our guidance for the second quarter is as follows. We expect revenue to be in the range of $16 to 16.5 million; and the loss per share between 9 and 11 cents. We expect to use approximately $5 million in operations in the second quarter, versus $8.6 million in operations in the first quarter. We also expect to use $2.5 million in investments in international ventures and $1 million in transaction costs related to our recently announced merger agreement with Autoweb during the second quarter. We expect total cash use in the second quarter to be between $8 million and $9 million.

There is much uncertainty surrounding the auto industry sales numbers and e-commerce in general for the second half of this year. Moreover, while we reiterate our belief that the Autoweb transaction closing will have no negative impact on our expectation to become profitable in the third quarter, our forecasting precision of the pro forma results should improve during the second quarter. Accordingly, we do not believe it prudent to give formal guidance today on the third and fourth quarters.

Now I'll turn the call over to Mark.

LORIMER: Thank you Amit; and thank you to all of those listening today, we appreciate your support.

I want to cover a few important topics this afternoon. First, I'll expand a bit on what we are seeing in the marketplace right now, and how that is affecting our results. Second, I'll review the actions we are taking to achieve profitability in the very near term. Finally, I'll discuss how over the longer term we plan to leverage our market leadership position and our strategic assets to grow and maintain profitability.

As you know, the overall slowdown in the economy is negatively affecting auto sales, and there is a lot of uncertainty in the forecasts for the remainder of the year.

On the one hand, we believe that the slowdown in the economy has a potential upside for Autobytel: because research groups such as Gartner and J.D. Power agree that the number of consumers turning to the Internet to purchase their cars is continuously increasing; and because, in this economy, more consumers will turn to the Internet for better deals on new and used cars. We saw some of this last quarter. We believe this trend will continue. We experienced a 20 percent increase in purchase requests in Q1 over Q4 A recent study by Opinion Research Group shows that 70% of consumers believe they will get a better deal by purchasing used cars online. Another recent study released by Yale University and UC Berkeley shows that consumers do save money when they purchase new cars online.

On the other hand, dealers are responding as you might expect them to in an economic downturn, by reducing expenses, or declining to take on new expenses. While dealers understand and recognize that Autobytel can help grow their business, we represent an


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immediate expense with an uncertain payback schedule, particularly in this environment. Many dealers either won't make that commitment, or they are asking for incentives or fee arrangements that are not economical for us. These dealer attitudes contributed to our decline in the number of paying dealers during the quarter.

In addition to apprehension by the dealers, many of our partners for related products and services, who are also e-commerce providers, are experiencing their own slowdowns. This is negatively affecting our non-dealer revenue.

We believe the downturns and slowdowns are presenting significant opportunities for companies in a position to capitalize on them. We think we are in just such a position, and, if we have and execute a strong action plan we will emerge on the other side of this economy in an excellent competitive position.

Our plan is to 1) get profitable, 2) get bigger and 3) get closer to our industry.

Profitability in a weakening economic environment requires expense reductions. We have taken several actions in the first quarter, and will continue them and add more actions in the second.

First, we have reduced advertising and other marketing expenditures. We were able to do this while increasing our purchase requests at the same time. Efficiencies were found in almost all marketing areas, including national print and regional television advertising. More efficiencies will be found in the second through fourth quarters.

Second, Amit mentioned the reorganization in the dealer operations area. This reorganization should result in approximately $1.5 million in cost reductions on an annualized basis. We also took and continue to take actions within our dealer operations organization to 1) analyze the dealer body on a segmented basis looking for profitability within each segment 2) balancing the cost of sales and service against the revenues received by region, by make model, and by size of dealer and 3) improve alignment between the sales commissions and the company goals of sustained revenue and profit.

Third, we have successfully renegotiated many of our marketing arrangements. As Amit mentioned, our aggregate cost per purchase request declined by 27% from Q4 to Q1. Over the past two quarters, we have achieved an annualized savings in internet marketing costs alone of $4-5 million through the renegotiation of contracts. We expect further savings as we continue this process with even more of our providers.

Fourth, we achieved significant cost savings in our product and technology development process. Part of these savings came from our moving certain development work overseas.

The second quarter will see us continue all of these actions, and add new ones, including examination of our various revenue streams and reducing or eliminating unprofitable lines of business. With these actions, we expect to achieve profitability in the third quarter and then sustain it in future quarters.


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As for growth, as we have said on the last few calls, profitability is our number one driver. The uncertainty in the auto industry, the apprehension of auto dealers and the general downturn in internet expenditures have all made organic growth even tougher.

The chief reasons we believe we won't see growth in the second quarter, are 1): we will be focusing on eliminating unprofitable revenue streams and their associated expenses; and 2): the consolidation opportunities we have seen in our space make growth through acquisition and combination the most efficient path to getting bigger.

Our announcement to acquire Autoweb is very significant. The combination will create a platform of over 7,000 dealer customers, twenty-four international automotive manufacturer customers and over two million unique visitors per month. The combined company is projected to have revenues of over $100 million per year. Successful completion and integration of the Autoweb deal should give us huge growth, while allowing us to be very intense in our internal evaluation of existing revenue streams and their associated costs. In effect, we expect to get profitable, and to get big at the same time.

Yesterday, Jeffrey Schwartz in the Autoweb conference call stated his relentless drive towards profitability. Jeffrey, Dean and the rest of the Autoweb team have done a great job in reducing their costs and focussing on the revenue streams most likely to yield profits and growth. Their actions allow me to believe strongly that when the transaction with Autoweb closes in third quarter, we will be profitable as a combined entity.

The competitive landscape is clearing, with more one-time competitors disappearing every quarter. When the economic cycle rebounds, we should be a profitable, big company with few competitors in a giant market opportunity. At that point, we will be able to refocus on organic growth with many fewer impediments or barriers.

As for getting closer to the industry, we are here focussed primarily on expanding our relationships with manufacturers.

Our relationship with General Motors, for whom we are test marketing their dealers' new Locate-to-Order program in the Washington D.C. area is but the biggest example to date of our willingness and desire to engage the manufacturers on an increasingly deepening level. The locate-to-order system displays a market area view of available inventory, and enables consumers to purchase selected vehicles at a dealer-set online price. Vehicle buyers will not only be able to find a Chevy car or truck they want, but also select a preferred dealer to complete the transaction.

This program demonstrates Autobytel's unique position in the online sector, and why we believe we have staying power when others don't. Having the largest manufacturer select us as a partner to help them improve their dealers' online efforts reflects the value


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of our market experience, our technological capability and our management expertise. We believe there will be an increasing trend of manufacturers using independent providers to help them reach consumers. We believe Autobytel stands to benefit most from that trend.

We also look forward to growth in our manufacturer relationships as a result of our combination with Autoweb. Autoweb's AIC division is one of the leading providers of industry information to all the major manufacturers.

To summarize, we need to get profitable, get bigger and get closer to the manufacturers. We are making substantial progress on all fronts. When the dust settles, the economy turns up and our combination with Autoweb is completed, we believe Autobytel will have the following competitive profile:

[X]  the premier brand name

[X]  the largest dealer network

[X]  the largest provider of purchase requests

[X]  the broadest array of value added services to the consumer

[X] the broadest and best array of value added, high margin services to dealers and manufacturers

[X]  a highly efficient cost structure

[X] strong relationships with manufacturers and other key players in the auto market

[X]  financial resources to pursue the right opportunities

[X]  sustainable profitability and growth

That, is the profile of a clear market leader.

We will now open up this call for questions.



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